Exhibit 99.(i)(3)

[DECHERT LLP LETTERHEAD]

June 13, 2013

Morgan Stanley Global Fixed Income Opportunities Fund

522 Fifth Avenue

New York, New York 10036

Re:               Registration Statement on Form N-1A

Dear Sir or Madam:

As counsel for Morgan Stanley Global Fixed Income Opportunities Fund (the “Fund”), we are familiar with the registration of the Fund under the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 811-6515), and Post-Effective Amendment No. 34 to the Fund’s registration statement relating to the shares of beneficial interest (the “Shares”) of the Fund being filed under the Securities Act of 1933, as amended (File No. 33-44782) (“Post-Effective Amendment No. 34”).  We have also examined such other records of the Fund, agreements, documents and instruments as we deemed appropriate.

Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the prospectus for the Fund and delivered by the Fund against receipt of the net asset value of the Shares, will be legally issued,  fully paid and nonassessable Shares of the Fund (except for the potential liability of shareholders described in the Fund’s Statement of Additional Information contained in Post-Effective Amendment No. 34 under the caption “Capital Stock and Other Securities”).

We consent to the filing of this opinion on behalf of the Fund with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 34.

Very truly yours,

/s/ Dechert LLP